[redacted]

SECU 12014556 SSION

SEC Mail Processing Section

MAR 05 2012

Washington, DC 123

mk

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-31-10 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 Sundew DR
(No. and Street)

Troy (City) MI (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Giggins 248 205 3512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury Blvd (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Joseph Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMA Securities LLC, as of Feb 25, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

JESSICA A. SACK
Notary Public, Macomb County, Michigan
Acting in Oakland County
My Commission Expires September 24, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMA SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2011

IMA SECURITIES, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Report on Internal Control	8

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
IMA Securities, LLC

We have audited the accompanying statement of financial condition of IMA Securities, LLC (a Michigan limited liability company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMA Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Farmington Hills, Michigan
February 25, 2012

A member of UHY International,
a network of independent accounting and consulting firms

IMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 6,256
Total assets	$ 6,256
LIABILITIES AND MEMBER'S EQUITY	
MEMBER'S EQUITY	
Member's equity	6,256
Total liabilities and member's equity	$ 6,256

See notes to financial statements.

IMA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES	
Commissions	$ 59,969
Other income	6
	59,975
EXPENSES	
Operating expenses:	
Payroll expenses	37,341
Office expense	2,125
Professional fees	7,169
Business license and permits	2,170
Travel and entertainment	2,045
Insurance	420
Utilities	4,404
Dues and subscriptions	1,116
Auto expense	2,976
	59,766
Net income	$ 209

See notes to financial statements.

IMA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2011

Balance, January 1, 2011	$	5,247
Member contributions		800
Net income		209
Balance, December 31, 2011	$	6,256

See notes to financial statements.

IMA SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2011

OPERATING ACTIVITIES		
Net income	$	209
Adjustments to reconcile net cash used in operating activities:		
Decrease in cash resulting from changes in:		
Accounts payable		(1,362)
Net cash used in operating activities		(1,153)
FINANCING ACTIVITY		
Contributions from member		800
Net cash provided by financing activities		800
NET DECREASE IN CASH		(353)
CASH, beginning of period		6,609
CASH, end of period	$	6,256

IMA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of these financial statements.

Company Operations

IMA Securities, LLC (the "Company") was organized in the State of Michigan, as a single member LLC with its main office located in Troy Michigan. The Company does not have any branch offices. The Company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company (LLC), which is generally not a taxpaying entity for federal Income tax purposes. Income from the Company is taxed to the sole member on its individual income tax return.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2011, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2008 and later remain subject to examination by the IRS and respective states.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 the Uniform Net Capital Rule. The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, defined as the greater of 2% of aggregate debit balances arising from client transactions or minimum dollar requirement which is based on the type of business conducted by the Company at December 31, 2011. The 2% of aggregate debit balances was lesser than the minimum dollar requirement for the Company of $5,000 at December 31, 2011. Under the alternative method the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to related parties if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

NOTE 3 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2011 through February 25, 2012, the date the financial statements were available to be issued.

UHY LLP
Certified Public Accountants

To the Member of
IMA Securities, LLC

In planning and performing our audit of the financial statements of IMA Securities, LLC (the "Company") as of December 31 2011, (on which we issued our report dated date of second partner review and such report expressed an unqualified opinion on that statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5g1 under the Securities and Exchange Commission ("SEC"), we have identified the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of minimum net capital under Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Member of
IMA Securities, LLC
Page Two

A deficiency in internal control exists when the design of operation of control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect and correct misstatements on timely basis. A significant deficiency is deficiency or combination of deficiencies in internal control that is less severe than material weakness yet important enough to merit attention by those charged with governance. We noted the following deficiencies that we have deemed to be significant deficiencies:

1. There is a lack of segregation of duties due to the small size of the Company.
2. There is a lack of knowledge on how to properly utilize the accounting software and record transaction in the general ledger.

A material weakness is deficiency or combination of deficiencies in internal control such that there is reasonable possibility that material misstatement of the entity's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member's management, the SEC, Financial Industry Regulatory Authority Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Farmington Hills, Michigan
February 25, 2012

Form SIPC-3 FY 2011

SCANNED

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
- ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☒ (II) the sale of variable annuities;
- ☒ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.